(a)(9)
Berkshire Partners LLC Successfully Completes Cash Tender Offer For Shares of
National Vision, Inc.; Subsequent Offering Period Commences
Acquisition of Consolidated Vision Group by National Vision, Inc. is Completed
12% Senior Notes due 2009 are Refinanced
     LAWRENCEVILLE, Ga., Sept. 1 /PRNewswire-FirstCall/ — National Vision, Inc. (Amex: NVI), an operator of retail vision centers (“National Vision”), and Berkshire Partners LLC, a leading private equity investor, announced today the successful completion of the cash tender offer by Vision Acquisition Corp., an affiliate of Berkshire Partners, for the outstanding shares of common stock of National Vision at $7.25 net per share in cash, without interest, and the commencement of a subsequent offering period. The tender offer expired, as scheduled, at midnight, New York City time, on Wednesday, August 31, 2005.
     Based on information provided by American Stock Transfer & Trust Company, the depositary for the offer, a total of 4,647,907 shares, representing approximately 85.1% of the outstanding common stock of National Vision, were validly tendered prior to the expiration of the offer and not withdrawn as of 12:00 midnight on August 31, 2005. In addition, 95,402 shares, representing approximately 1.7% of the outstanding common stock of National Vision, were tendered subject to guaranteed delivery. All such shares will be accepted for purchase in accordance with the terms of the offer and payment for the validly tendered shares will be paid promptly.
     In accordance with the terms of the Agreement and Plan of Merger, dated as of July 25, 2005, among Vision Holding Corp., Vision Acquisition Corp., and National Vision, Vision Acquisition will commence a subsequent offering period for all of the remaining untendered shares at 9:00 a.m. today to meet the objective of acquiring at least 90% of the shares of National Vision, and to give National Vision’s non-tendering shareholders the opportunity to participate in the offer and to receive the $7.25 offer price on an expedited basis. All shares properly tendered will be immediately accepted as they are tendered, and payment for such validly tendered shares will be paid promptly.
     Shareholders who tender during the subsequent offering period will receive the same $7.25 per share cash consideration paid during the initial offering period. Procedures for tendering shares during the subsequent offering period are the same as during the initial offering period with two exceptions: (1) shares cannot be delivered by the guaranteed delivery procedure and (2) pursuant to Rule 14d-7(a)(2) under the Securities Exchange Act of 1934, as amended, shares tendered during the subsequent offering period may not be withdrawn.
     The subsequent offering period will expire at 5:00 p.m., New York City time, on September 9, 2005, unless extended. Any such extension will be followed as promptly as practicable by a public announcement, which will be issued no later than 9:00 a.m. New York City time on the next business day after the subsequent offering period was scheduled to expire.
     Georgeson Shareholder Communications is the Information Agent for the tender offer. For questions and information about the tender offer, please call Georgeson at (212)440-9800 or toll-free at (866)391-6923.
     Berkshire Partners intends to effect a merger of Vision Acquisition Corp. with National Vision as soon as practicable. If sufficient shares are tendered, the merger will be consummated without a vote or meeting of National Vision shareholders. In the merger, each of the remaining shares of National Vision common stock, other than shares held by shareholders who properly exercise dissenter’s rights under Georgia law, will be converted into the right to receive $7.25 in cash, without interest. National Vision shareholders who hold their stock certificates (as record holders) will receive notice in the mail regarding the process to surrender their shares for the cash payment. National Vision shareholders whose shares are held by banks or brokers will receive information about their holdings from those institutions. Upon completion of the merger, National Vision will cease to be a public company.
     In conjunction with the completion of the tender offer, National Vision also announced it had completed the purchase, for $88 million in cash (including repayment of debt), of Consolidated Vision Group, a privately held retailer of optical products and services which operates under the brand name “America’s Best Contacts & Eyeglasses” (“ABC&E”) headquartered in Pennsauken, New Jersey. The acquisition was financed through a new, $153 million credit facility arranged by Freeport Financial LLC.
     “Together National Vision and ABC&E will be the fourth largest optical retailer and the largest independent optical chain serving the low price segment of the market in the U.S.,” stated Randy Peeler, Managing Director of Berkshire Partners. “Berkshire Partners is eager to support NVI’s capable and experienced management as it opens new stores and takes advantage of numerous growth opportunities that exist as a result of the merger.”
     “We believe that all our stakeholders, from our shareholders to our bondholders to our employees, will benefit. This deal is an elegant solution to the various challenges National Vision has been facing,” said Reade Fahs, National Vision CEO and President. “We are very happy with this result. My congratulations to the entire National Vision team for their work in getting us to this happy position.”
     National Vision also used the new credit facility to redeem, effective September 30, 2005, its 12% senior notes due 2009. Holders of the notes should receive their final payment of all outstanding principal and accrued interest in early October.
     TM Capital Corp., a merchant bank and financial advisory firm with offices in New York and Atlanta, initiated these transactions and advised the Board of Directors of National Vision in connection with the tender offer, acquisition of Consolidated Vision and related financings.

     National Vision, Inc. is a retail optical company that operates vision centers primarily within host environments in the United States and Mexico. Its vision centers sell a wide range of optical products including eyeglasses, contact lenses and sunglasses.
     Berkshire Partners has invested in mid-sized private companies for the past twenty years through six investment funds with aggregate capital commitments of approximately $3.5 billion. The firm’s investment strategy is to seek companies that have strong growth prospects and to support talented management teams. Berkshire Partners has developed specific industry experience in several areas including retail, consumer products, industrial manufacturing, transportation, communications and business services. Berkshire Partners has been an investor in over 80 operating companies with more than $13.0 billion of acquisition value and combined revenues in excess of $17.0 billion.
     Freeport Financial LLC is a leading provider of capital and leveraged finance solutions to middle market companies with private equity sponsor ownership. Freeport Financial LLC invests at all levels of the capital structure but focuses primarily on providing cash flow and asset based lending products including senior secured, junior secured and unsecured loans to support leveraged buyouts, recapitalizations, and corporate refinancings. Founded in 2004 by a group of experienced corporate finance and capital markets professionals and located at offices in Chicago and New York, Freeport Financial LLC has the industry expertise and product knowledge to serve the financing needs of private equity sponsors and their middle market companies.

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